Independent Event Creatives, LLC

Profit and Loss

January - December 2022

	TOTAL
Income	
Rent	11,918.66
Sales	108,110.50
Utilities from tenants	1,533.28
Total Income	**$121,562.44**
Cost of Goods Sold	
Contractors	8,563.00
Cost of Goods Sold	11,193.48
Equipment Rental	3,508.79
Job Supplies	621.58
Total Cost of Goods Sold	**$23,886.85**
GROSS PROFIT	**$97,675.59**
Expenses	
Advertising & Marketing	2,102.41
Bank Charges & Fees	380.00
Gas	276.46
Insurance	772.76
Legal & Professional Services	50.00
Meals & Entertainment	3,370.38
Office Supplies & Software	5,341.15
parking	5.00
Reimbursable Expenses	-124.00
Rent & Lease	11,273.36
Ship	11.50
Taxes & Licenses	634.74
Travel	1,248.88
Utilities	4,849.21
Total Expenses	**$30,191.85**
NET OPERATING INCOME	**$67,483.74**
NET INCOME	**$67,483.74**

Independent Event Creatives, LLC

Balance Sheet
As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Credit Cards	388.00
New IEC (5484)	27,917.68
Total Bank Accounts	**$28,305.68**
Accounts Receivable	
Accounts Receivable (A/R)	0.00
Total Accounts Receivable	**$0.00**
Other Current Assets	
Undeposited Funds	0.00
Total Other Current Assets	**$0.00**
Total Current Assets	**$28,305.68**
Fixed Assets	
Equipment Assets	0.00
Equipment Assets Accumulated Depreciation	0.00
Total Equipment Assets	**0.00**
Total Fixed Assets	**$0.00**
TOTAL ASSETS	**$28,305.68**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	0.00
Total Accounts Payable	**$0.00**
Other Current Liabilities	
Accrued Interest	0.00
PPP Loan	15,854.64
Texas State Comptroller Payable	0.00
Total Other Current Liabilities	**$15,854.64**
Total Current Liabilities	**$15,854.64**
Total Liabilities	**$15,854.64**
Equity	
Opening Balance Equity	-195.00

Independent Event Creatives, LLC

Balance Sheet
As of December 31, 2022

	TOTAL
Partner's Equity	0.00
Partner Contributions - Gutierrez, Mateo	-4,183.04
Partner Contributions - Lillard, Clayton	-5,077.66
Partner Distributions - Gutierrez, Mateo	-33,026.96
Partner Distributions - Lillard, Clayton	-28,752.86
Total Partner's Equity	**-71,040.52**
Retained Earnings	16,202.82
Net Income	67,483.74
Total Equity	**$12,451.04**
TOTAL LIABILITIES AND EQUITY	**$28,305.68**

Independent Event Creatives, LLC

Statement of Cash Flows
January - December 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	67,483.74
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Net cash provided by operating activities	**$67,483.74**
FINANCING ACTIVITIES	
Opening Balance Equity	-195.00
Partner's Equity:Partner Contributions - Gutierrez, Mateo	850.00
Partner's Equity:Partner Contributions - Lillard, Clayton	610.00
Partner's Equity:Partner Distributions - Gutierrez, Mateo	-24,665.00
Partner's Equity:Partner Distributions - Lillard, Clayton	-21,160.00
Net cash provided by financing activities	**$ -44,560.00**
NET CASH INCREASE FOR PERIOD	**$22,923.74**
Cash at beginning of period	5,381.94
CASH AT END OF PERIOD	**$28,305.68**